                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                           NEXELL THERAPEUTICS INC.
                (Formerly Known as VIMRx Pharmaceuticals Inc.)
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                               (Name of Issuer)

                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   65332H104
                      (Previous CUSIP Number: 927186106)
                     -------------------------------------
                                (CUSIP Number)

                                Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                              One Baxter Parkway
                          Deerfield, Illinois  60015
                                 847.948.2212
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 2000
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE:  Schedules filed in paper format should include a signed original and five
       (5) copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 SCHEDULE 13D

CUSIP NO.  65332H104  (Previous CUSIP No.: 927186106)
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 1 NAMES OF REPORTING PERSONS or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      BAXTER INTERNATIONAL INC.
      I.R.S. Identification Number: 36-0781620

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number: 36-2604143

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                         0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY            3,500,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                         3,500,000
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,978,818 (Includes the right to acquire 1,300,000 shares of Common Stock pursuant to the Warrant (as defined herein) and the right to acquire 7,178,818 shares of Common Stock pursuant to the shares of Series A Preferred Stock described herein)

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (Assumes the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, neither of which have occurred)
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      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
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                               Page 2 of 8 Pages

CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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This Amendment No. 5 amends and restates the Schedule 13D relating to the holdings, giving effect to the Company's reverse 4-for-1 stock split that occurred on June 14, 2000, of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 3,500,000 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Nexell Therapeutics Inc. (formerly known as VIMRx Pharmaceuticals Inc.) (the "Company"); a Warrant to purchase 1,300,000 shares of Common Stock; and 78,967 shares of Series A Preferred Stock, including stock-for-stock, a dividend paid on December 17, 2000, presently convertible into 7,178,818 shares of Common Stock.


ITEM 1.  SECURITY AND ISSUER.
This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                                    9 Parker
                         Irvine, California 92618-1605
                            Telephone: 949.470.9011

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser (the "Parent"). The principal executive offices of Purchaser and Parent are:

                               One Baxter Parkway
                           Deerfield, Illinois 60015
                            Telephone: 847.948.2000

Purchaser and Parent, through its subsidiaries, are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

Neither Parent nor Purchaser, nor, to the best of the knowledge of Parent and Purchaser, any director or executive officer of Parent or Purchaser, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in Item 4 below, in consideration of the Purchaser's tender of common stock, warrants and debentures of Issuer's subsidiary to the Issuer, Purchaser received from Issuer 750,000 shares of Common Stock, a warrant to purchase 1,300,000 shares of Common Stock, and certain debentures of the Issuer.

                               Page 3 of 8 Pages

CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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ITEM 4.  PURPOSE OF TRANSACTION.

Prior to June 30, 1999, the Company owned 80.5% of Nexell of California, Inc. (formerly known as Nexell Therapeutics Inc.) ("Sub"), the Company's principal business unit, which it acquired through the acquisition of certain assets from Purchaser in December 1997 in exchange for (1) 2,500,000 shares of Common Stock,
(2) 66,304 shares of Series A Convertible Preferred Stock of the Company with a liquidation value of $1,000 per share ("Series A Preferred Stock"), (3) 19.5 % of Sub's outstanding common stock, (4) a warrant to purchase an additional 6% of Sub's common stock for $6,000,000, and (5) the right of Purchaser to receive payments from Sub upon the occurrence of certain milestone events, which could aggregate $21,000,000 if all the milestones were achieved. In addition, for $30,000,000 paid to Sub, Purchaser received $30,000,000 principal amount of Sub's 6 1/2% convertible subordinated debentures convertible into Sub's common stock upon a public offering of common stock by Sub.

The acquisition by the Company of Purchaser's interests in Sub, other than its right to milestone payments, was effected through an exchange of Purchaser's interests in Sub for an equivalent value of interests directly in the Company (the "Acquisition"). The Company and Purchaser agreed to exchange Purchaser's interests in Sub (common stock, warrant and convertible subordinated debentures, but excluding its right to milestone payments) for:

 .  750,000 shares of Common Stock;

 .  an adjustment of the conversion price of the shares of Series A Preferred
   Stock owned by Purchaser to $11.00 per share;

 . a warrant to purchase 1,300,000 shares of Common Stock at a price of $4.60 per share (the "Warrant"); and

 . $32,884,537.50 principal amount of 6 1/2% Convertible Subordinated Debentures convertible, commencing November 30, 2002, into Common Stock at a conversion price equal to 95% of the average of the closing prices of the Common Stock on the Nasdaq National Market for the 30 consecutive trading days preceding the date of conversion.

On December 17, 2000, pursuant to the terms of the Series A Preferred Stock owned by Purchaser, the Company issued 4,469 additional shares of Series A Preferred Stock to Purchaser as a result of dividends payable in kind.

Other than as described herein in Items 4 and 6, neither Purchaser nor Parent presently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - 4(j) of Schedule 13D, although each reserves the right to develop such plans.

                               Page 4 of 8 Pages

CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Except as set forth herein, neither Purchaser, Parent, nor, to the best of the knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

     (a) Purchaser and Parent beneficially own an aggregate of 3,500,000 shares of Common Stock, which constitute approximately 19.25% of the total number of presently outstanding shares of Common Stock. Purchaser and Parent also each beneficially own the right to acquire up to 1,300,000 more shares of Common Stock pursuant to the Warrant. In addition, Purchaser and Parent each beneficially own 78,967 shares of Series A Preferred Stock, presently convertible into 7,178,818 shares of Common Stock. Assuming the exercise of the Warrant and the conversion of the shares of Series A Preferred Stock, Purchaser and Parent would each beneficially own 11,978,818 shares of Common Stock, which would constitute approximately 60.4% of the outstanding shares of Common Stock.

     (b) Purchaser and Parent share the power to vote and dispose of the Shares, subject to the Voting Agreement described under Item 6 below.

     (c) As described in Item 4 above, on December 17, 2000, pursuant to the terms of the Series A Preferred Stock owned by Purchaser, the Company issued 4,469 additional shares of Series A Preferred Stock to Purchaser as a result of dividends payable in kind.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.

In addition to the agreement documenting the Acquisition described in Item 4 above, Purchaser has entered into the following contracts or arrangements with the Company and others with respect to the Company's securities:

The Series A Preferred Stock
----------------------------

Purchaser holds 78,967 shares of Series A Preferred Stock, which are presently convertible at the option of the Purchaser. The shares will automatically convert into Common Stock on December 17, 2004 or upon other specified events, if not otherwise already converted. The conversion price at which shares of Common Stock will be deliverable upon conversion without the payment of additional consideration by Purchaser is $11.00 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, and reclassification, exchange or substitution. There is a 6% dividend payable annually in kind on the shares of Series A Preferred Stock. Accordingly, if Purchaser does not convert any shares prior to December 17, 2004, on such date it would own 99,697 shares of Series A Preferred Stock as a result of the additional shares of Series A Preferred Stock issued in payment of the 6% annual dividend; such 99,693 shares would automatically convert into 9,063,000 shares of Common Stock on such date.

                               Page 5 of 8 Pages

CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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The Warrant
-----------

The Warrant entitles Purchaser to purchase up to 1,300,000 shares of Common Stock at any time prior to May 27, 2006 at 5:00 p.m. at a purchase price of $4.60 per share, subject to adjustment from time to time in the event of cash dividends, stock dividends, stock subdivisions, stock splits, stock combinations or reverse stock splits.

Registration Rights Agreement
-----------------------------

Purchaser and the Company are parties to a Registration Rights Agreement whereby the Company has granted certain demand and piggyback rights to Purchaser.

Voting Agreement
----------------

Purchaser is a party to a Voting Agreement with certain other stockholders of the Company pursuant to which all parties agree to vote all of their Common Stock of the Company in favor of one Purchaser-nominated director. In addition, Purchaser agrees to vote all of its Common Stock of the Company in favor of the nominees for director recommended by the Company's nominating committee.

Relationship Restructuring
--------------------------

On November 24, 1999, Purchaser and the Company entered into a Put Agreement whereby Purchaser agreed to issue Put Rights in connection with the private placement by the Company of $63,000,000 aggregate principal amount of Series B Preferred Stock, warrants to purchase common stock of Company, and Put Rights. Each Put Right entitles the holder to cause Purchaser to purchase the shares of Series B Preferred Stock during a specified time frame at a price equal to the original purchase price of the Series B Preferred Stock plus a specified rate of return. The Put Right is exercisable by holders at any time between November 24, 2002 and November 24, 2004, unless earlier terminated as provided in the Put Certificate. In addition, Purchaser and the Company entered into a Side Letter whereby the conversion price of the Series B Preferred Stock is to be adjusted downward per the terms of the Side Letter in the event of a put to Purchaser of the Series B Preferred Stock by the holders.

Except as set forth above, to the best knowledge of Purchaser and Parent, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

                               Page 6 of 8 Pages

CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 7.1* Acquisition Agreement dated February 18, 1998, by and among the Company, Purchaser and Sub (incorporated by reference to Annex A of the Proxy Statement contained in the Schedule 14-A filed by the Company) (Commission File No. 000-19153) on April 13, 1999.

EXHIBIT 7.2* Common Stock Purchase Warrant for 5,200,000 shares of Common Stock of Nexell Therapeutics Inc.

EXHIBIT 7.3   Omitted

EXHIBIT 7.4   Omitted

EXHIBIT 7.5* Registration Rights Agreement, dated December 17, 1997, by and between Purchaser and the Company

EXHIBIT 7.6* Voting Agreement, dated December 17, 1997, by and between Purchaser, Lindsay A. Rosenwald, M.D., Paramount Capital Asset Management Inc., Donald Drapkin, Richard L. Dunning, Laurence D. Fink and Eric A. Rose

EXHIBIT 7.7* Put Agreement, dated November 24, 1999, by and between Purchaser and the Company

EXHIBIT 7.8*  Form of Put Certificate held by the Investors

EXHIBIT 7.9* Side Letter dated November 24, 1999, by and between the Purchaser and the Company


______________________________
*  Previously Filed

                               Page 7 of 8 Pages

CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2000

                                    BAXTER HEALTHCARE CORPORATION


                                    By:  /s/ Jan Stern Reed
                                         ------------------
                                         Jan Stern Reed
                                         Secretary



                                    BAXTER INTERNATIONAL INC.


                                    By:  /s/ Jan Stern Reed
                                         ------------------
                                         Jan Stern Reed
                                         Secretary

                               Page 8 of 8 Pages